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                                                                    EXHIBIT 99



FOR IMMEDIATE RELEASE
---------------------



CONTACT:
             David Sklar                          Jeffrey Lloyd/Steve Hawkins
             Aames Financial Corporation          Sitrick And Company
             (213) 210-5311                       (310) 788-2850

                      AAMES FINANCIAL CORPORATION COMPLETES
                          $38 MILLION EQUITY INVESTMENT

                          REPORTS THIRD QUARTER RESULTS
                     AND DECLARES REGULAR QUARTERLY DIVIDEND

          LOS ANGELES, CALIFORNIA, APRIL 28, 1998 -- AAMES FINANCIAL CORPORATION (NYSE: AAM), a leader in subprime home equity lending, today announced that the Company has completed its equity placement with private entities controlled by Ronald O. Perelman of New York and Gerald J. Ford of Dallas, and that they have purchased a total of 2.78 million newly issued shares of Aames common stock at a purchase price of $13.7625 per share, totaling approximately $38 million, or 9.9 percent of Aames' outstanding shares. Under the terms of the purchase agreements, the Perelman and Ford entities also received warrants to purchase an aggregate additional 9.9 percent of Aames' outstanding shares exercisable only upon a change of control of Aames. The exercise price of the warrants is 125 percent of the original stock purchase price, subject to anti-dilution provisions, and expire in three years. Mr. Ford and Howard Gittis, as nominee for Mr. Perelman, have been appointed to the Company's Board of Directors.

Financial Results for Three and Nine Months Ended March 31, 1998

          The Company also announced revenue for the third quarter of fiscal 1998 was $68.5 million, compared to $84.1 million earned in last year's third quarter. Net income for the quarter was $4.1 million, versus $17.6 million for the same period a year ago. On a basic and diluted per share basis, net income per share for the quarter was $0.15, compared with $0.64 and $0.51 in the prior year period.

          Cary H. Thompson, Aames' chief executive officer, said, "Revenues and net income for the third quarter reflect the Company's new business strategy to reduce its reliance on non-cash securitization gains, and sell a significant percentage of its production on a whole loan basis for cash. When we announced our new strategy we acknowledged that it would have a negative impact on earnings, while improving the quality of those earnings. We believe that we are already beginning to see the positive benefits of this new strategy as our quarterly negative cash flow was reduced materially. The quarter's revenues and net income also reflect increased expenses related to our expedited retail expansion, the 105 percent increase in our in-house servicing portfolio since September 1997, new One Stop Retail Direct and our new One Stop




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U.K. operation. We expect to reap the benefits of these expenses during the next year."

          The current quarter's gain on sale revenue reflects the lower cash gains attributable to the $305 million of whole loans sold and the non-cash gains attributable to $300 million of loans sold in securitization. The whole loan gains include a $2.5 million reserve established should the Company elect to repurchase approximately $50.0 million of loans sold. In addition, the securitization gains reflect the ongoing application of the changes in prepayment assumptions which were announced in the fourth quarter of fiscal 1997. At that time the Company increased the prepayment rate assumptions, which resulted in the recognition of lower securitization gain on sale. This reduction was offset by the positive impact of reduced reliance on high premium correspondent bulk purchases. The provision for loan losses decreased by $2.8 million for the three months ended March 31, 1998 when compared to the same period last year. This reduction is attributable to the sale of a significant portion of loans in a whole loan sale, servicing released transaction, offset by the increased provision on the securitized product. The carryover of loans held for sale at March 31, 1998 decreased to $174 million from $216 million at December 31, 1997.

          Neil B. Kornswiet, Aames' co-chairman and president, said, "The Aames retail production unit continued on its record-breaking path. Total retail loan originations for the quarter were $165 million, up 21 percent from $136 million a year ago. Originations for the One Stop broker network totaled $236 million for the quarter, up 33 percent from $178 million a year ago. Total loan production for the quarter was $571 million, down 7 percent from $611 million a year ago, due to a 43 percent reduction in less profitable correspondent loan production as a result of the previously announced pricing changes."

          Kornswiet added, "This quarter's results also reflect the Company's focus on fostering further growth in the Aames retail production unit. Implementation of the Company's previously announced aggressive growth strategy resulted in the opening of a record 16 new retail offices during the quarter. In March 1998, One Stop established a separate retail production unit, One Stop Retail Direct, to enable us to further penetrate the subprime market. Unlike the Aames retail office network, which utilizes a centralized marketing approach, One Stop Retail Direct uses a decentralized marketing effort at the branch level. Currently One Stop Retail Direct is operating two offices in two states and anticipates opening seven additional branches during the current quarter. Eventually, we expect One Stop Retail Direct to operate on a nationwide basis. We believe the long-term benefits of that expansion will offset the increased compensation and production-related expenses to be incurred. In addition, during this quarter One Stop commenced business in the United Kingdom through its subsidiary One Stop Mortgage Limited."

          Revenue for the first nine months of fiscal 1998 totaled $234 million, down from $240 million reported a year ago. For the first nine months of fiscal 1998, net income was $30.5 million, compared to $31.2 million for last year's period. Excluding nonrecurring charges of $18.6 million (net of taxes) in the prior year's first nine months, net income amounted to $49.8 million for that period. On a basic and diluted per share basis, net income for the first nine months totaled $1.10 and $0.95, compared to $1.20 and $0.93 (including nonrecurring charges and adjusted for the three-for-two stock split in the form of a stock dividend effected in February 1997) in last year's comparable period.



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          Thompson added, "At March 31, 1998, Aames' loan servicing portfolio increased to $4.0 billion, up 48 percent from $2.7 billion at March 31, 1997. During March, the Company transferred in-house $688 million of loans which had been previously subserviced by third parties. By continuing to reduce our use of third party subservicers, the Company not only expects to generate greater cash flows and revenues, but also to reduce the potential for problems associated with using third party servicers. During the last quarter, the Company charged $6.0 million against its loan loss reserve as a result of a delay in the recording of information transferred from a third party servicer."

Aames' Board Declares Regular Cash Dividend

          The Company also announced that its board of directors has declared a regular quarterly cash dividend of $0.033 per share, payable on May 22, 1998, to stockholders of record as of May 7, 1998.

          Aames Financial Corporation is a leading home equity lender, and currently operates 94 Aames Home Loan offices serving 32 states throughout the United States. Its wholly owned subsidiary, One Stop Mortgage, Inc. currently operates 45 broker offices serving 42 states and 2 retail direct offices serving 2 states.

From time to time the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance and results of the Company's business include the following: negative cash flows and capital needs; delinquencies, negative impact on cash flow, right to terminate mortgage servicing; prepayment, basis and credit risk; losses in securitization trusts, right to terminate mortgage servicing; risks of contracted servicing; risk of adverse changes in the secondary market for mortgage loans; dependence on funding sources; capitalized interest-only strips, mortgage servicing rights; recent acquisition of One Stop; dependence on broker network; impact of increases in correspondent pricing; risks associated with high loan-to-value loan products; risks involved in commercial mortgage lending; competition; concentration of operations in California; timing of loan sales; year 2000 compliance; economic conditions; contingent risks; and government regulation. For a more complete discussion of these risks and uncertainties, see "Item 7". "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors" in the Company's form 10-K for the fiscal year ended June 30, 1997 and form 10-Q for the quarters ended September 30, 1997 and December 31, 1997.

                                      # # #

                            [Financial Tables Follow]



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

                  AAMES FINANCIAL CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)


                                                  THREE MONTHS ENDED             NINE MONTHS ENDED
                                                      MARCH 31,                       MARCH 31,
                                                 1997            1998             1997           1998
                                             ------------    ------------    ------------    ------------
Revenue:
      Gain on sale of loans                  $ 53,052,000    $ 33,755,000    $166,212,000    $130,919,000
      Net unrealized gain on valuation
           of interest-only strips              5,103,000       3,058,000       5,103,000      13,813,000
      Commissions                               7,586,000       7,515,000      23,173,000      20,531,000
      Loan service                              8,769,000      11,634,000      18,831,000      31,778,000
      Fees and other                            9,570,000      12,510,000      26,430,000      36,997,000
                                             ------------    ------------    ------------    ------------
           Total revenue                       84,080,000      68,472,000     239,749,000     234,038,000
                                             ------------    ------------    ------------    ------------

Expenses:
      Compensation and related expenses        22,250,000      24,348,000      61,283,000      70,668,000
      Production expenses                       6,566,000       9,292,000      20,800,000      22,630,000
      General and administrative expenses       8,082,000      10,258,000      22,799,000      27,923,000
      Interest expense                          8,364,000      11,703,000      23,551,000      32,620,000
      Provision for loan losses                 8,509,000       5,700,000      25,441,000      25,163,000
      Nonrecurring charges                             --              --      28,108,000              --
                                             ------------    ------------    ------------    ------------
           Total expenses                      53,771,000      61,301,000     181,982,000     179,004,000
                                             ------------    ------------    ------------    ------------

Income before income taxes                     30,309,000       7,171,000      57,767,000      55,034,000
Provision for income taxes                     12,734,000       3,051,000      26,542,000      24,490,000
                                             ============    ============    ============    ============
Net income                                   $ 17,575,000    $  4,120,000    $ 31,225,000    $ 30,544,000
                                             ============    ============    ============    ============

Net income per share
                Basic                        $       0.64    $       0.15    $       1.20    $       1.10
                                             ============    ============    ============    ============
                Diluted                      $       0.51    $       0.15    $       0.93    $       0.95
                                             ============    ============    ============    ============
                Dividends per share          $       0.03    $       0.03    $       0.10    $       0.10
                                             ============    ============    ============    ============

Weighted average number
     of shares outstanding
                Basic                          27,547,000      27,898,000      25,995,000      27,827,000
                                             ============    ============    ============    ============
                Diluted                        36,498,000      34,847,000      36,565,000      35,097,000
                                             ============    ============    ============    ============





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
                  AAMES FINANCIAL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                            JUNE 30,        MARCH 31,
                                                             1997             1998
                                                          ------------    ------------
                                                           (AUDITED)       (UNAUDITED)
ASSETS
Cash and cash equivalents                                 $ 26,902,000    $ 28,677,000
Loans held for sale, at lower of cost or market            242,987,000     173,565,000
Accounts receivable                                         59,180,000      25,928,000
Interest-only strips, estimated at fair market value       270,422,000     333,327,000
Mortgage servicing rights                                   21,641,000      28,619,000
Residual assets                                            112,827,000     176,201,000
Equipment and improvements, net                             12,685,000      14,114,000
Prepaid and other                                           14,949,000      17,309,000
                                                          ------------    ------------
  Total assets                                            $761,593,000    $797,740,000
                                                          ============    ============

LIABILITIES AND STOCKHOLDERS'  EQUITY
Borrowings                                                $286,990,000    $286,990,000
Revolving warehouse facilities                             137,500,000     126,500,000
Accounts payable and accrued expenses                       29,297,000      34,350,000
Income taxes payable                                        39,452,000      53,484,000
                                                          ------------    ------------
  Total liabilities                                        493,239,000     501,324,000
                                                          ------------    ------------

Stockholders' equity:
      Preferred Stock, par value $.001 per
         share, 1,000,000 shares authorized;
         none outstanding
      Common Stock, par value $.001 per share
         50,000,000 shares authorized;
         27,758,800, and 28,154,000 shares outstanding          28,000          28,000
Additional paid-in capital                                 209,358,000     209,628,000
Retained earnings                                           58,968,000      86,760,000
                                                          ------------    ------------
  Total stockholders' equity                               268,354,000     296,416,000
                                                          ------------    ------------
  Total liabilities and stockholders' equity              $761,593,000    $797,740,000
                                                          ============    ============






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


                           AAMES FINANCIAL CORPORATION
                         QUARTERLY FINANCIAL STATISTICS



                                            ---------------------------------    ---------------------------------
                                                       QUARTER ENDED                     NINE MONTHS ENDED
                                                 Mar-97           Mar-98             Mar-97            Mar-98
                                            ---------------   ---------------    ---------------   ---------------
ORIGINATION VOLUME:
       BROKER NETWORK                       $   177,587,000   $   235,788,000    $   508,189,000   $   771,378,000
       RETAIL*                                  135,532,000       165,018,000        351,501,000       455,856,000
       CORRESPONDENT                            297,640,000       170,090,000        885,863,000       482,464,000
                                            ----------------------------------------------------------------------
       TOTAL                                $   610,759,000   $   570,896,000    $ 1,745,553,000   $ 1,709,698,000
                                            ----------------------------------------------------------------------

       RETAIL WTD AVG COMM RATE                        4.46%             4.16%              5.02%             4.35%


SERVICING PORTFOLIO:                                                               2,721,900,000     4,030,900,000


LOAN SALES:
       WHOLE LOANS SOLD                     $            --      $304,755,000    $     7,532,000   $   344,790,000
       SECURITIZATIONS                          633,146,000       299,985,000      1,762,675,000     1,409,263,000
       SERVICING SPREAD ON SECURITIZATIONS             3.91%             3.91%              4.23%             3.98%


COMPONENTS OF REVENUE:

GAIN ON SALE OF LOANS                       $    53,052,000   $    33,755,000    $   166,212,000   $   130,919,000
NET UNREALIZED GAIN ON VALUATION
    OF INTEREST-ONLY STRIPS                       5,103,000         3,058,000          5,103,000        13,813,000
COMMISSIONS:
       RETAIL                                     5,760,000         6,903,000         16,419,000        18,364,000
       BROKER NETWORK                             1,145,000           (15,000)         4,387,000           743,000
       OTHER                                        681,000           627,000          2,367,000         1,424,000
LOAN SERVICE:
       SERVICING SPREAD                           5,898,000         6,830,000         12,445,000        18,251,000
       PREPAYMENT FEES                            1,678,000         2,629,000          3,898,000         8,247,000
       LATE CHGS & OTHER SERV FEES                1,193,000         2,175,000          2,488,000         5,280,000
FEES & OTHER:
       CLOSING                                      613,000           697,000          2,149,000         1,954,000
       APPRAISAL                                    477,000           704,000          1,406,000         1,839,000
       UNDERWRITING                                 211,000           282,000          1,159,000           822,000
       INTEREST INCOME                            8,105,000        10,761,000         21,149,000        31,870,000
       OTHER                                        164,000            66,000            567,000           512,000

                                            ----------------------------------------------------------------------
       TOTAL REVENUE                        $    84,080,000   $    68,472,000    $   239,749,000   $   234,038,000
                                            ----------------------------------------------------------------------


--------------------------------------------------------------------------------

         * Includes 125 product, private investor repurchases and broker loans at March 1997.



                                  [End Tables]


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